

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2015

Via E-mail
Robert A. Riecker
Seritage Growth Properties
c/o Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re: Seritage Growth Properties**
> **Draft Registration Statement on Form S-11**
> **Submitted December 19, 2014**
> **CIK No. 0001628063**

Dear Mr. Riecker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page of Prospectus

3.   The cover page should contain only information required by Item 501 or that is key information. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

The Transaction, page 2

4.   Please disclose the aggregate purchase price of the Acquired Properties and briefly describe how such price was determined. Alternatively, if the cash proceeds you refer to on page 10 constitute the aggregate purchase price, please revise your disclosure to clarify.

Questions and Answers about the Company and the Rights Offering, page 5

What is Seritage Growth?, page 5

5.   We note your statement on page 6 that Sears Holdings will not have any ownership in you after the closing of the rights offering. According to Sears Holdings' definitive proxy statement filed on March 9, 2014, ESL Investments and its affiliates, including Mr. Lampert, beneficially own 48.5% of the common stock of Sears Holdings. These parties will also receive subscription rights as discussed under the heading "What is the Private Placement?" on page 6 and in risk factor disclosure on pages 40 – 41. Thus, it appears that you and Sears Holdings may be under common control post-transaction. Please revise accordingly to clarify or advise.

What is the Private Placement?, page 6

6.   Please tell us on a supplemental basis the exemption from registration upon which you intend to rely for the private placement.

How do I exercise my subscription rights if I am a registered holder of Sears Holdings Common Stock?, page 13

7.   Please revise to briefly identify the instances in which a shareholder may be required to provide additional documentation or signature guarantees to exercise the rights.

Use of Proceeds, page 54

8.   Please disclose the amount of funds expected from the other sources identified or advise. Refer to Instruction 3 to Item 504 of Regulation S-K for guidance.

Unaudited Pro Forma Consolidated Financial Data, page 58

9. Please revise your filing to disclose your basis for recording the real estate assets to be acquired at their historical carrying values. If you determined this transaction was a spin-off, please disclose that determination within your filing. Please also include this disclosure within your Management's Discussion and Analysis of Financial Condition and Results of Operations.

Unaudited Pro Forma Consolidated Statements of Operations, page 60

10. We note your adjustment (ff) and that you expect to have an adjustment for acquisition related expenses. Please tell us how you determined it was appropriate to include an adjustment for such expenses. Within your response, please tell us how you determined these expenses are expected to have a continuing impact on the registrant. Please refer to Rule 11-02 of Regulation S-X.

11. Please tell us how you determined it was not necessary to include a pro forma adjustment for Net income attributable to noncontrolling interest in Operating Partnership.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 62

2. Adjustments to the Pro Forma Condensed Consolidated Income Statements, page 62

12. We note your adjustment (bb). Please disclose the difference between the pro forma rental revenue recorded and the amount of lease payments due in the first lease year.

13. We note your adjustment (cc). Please tell us how you determined this income is factually supportable. Please refer to Rule 11-02 of Regulation S-X. In addition, please disclose how you estimated the amount of the adjustment.

14. We note your adjustment (ff). Please tell us how you determined these expenses are factually supportable. Please refer to Rule 11-02 of Regulation S-X.

15. Please revise your filing to disclose where you have reflected the ground lease expense within your Pro Forma adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

16. We note that the majority of your properties will be subject to a Master Lease (or leases) with Sears Holdings and that the lease(s) will be triple net. Please discuss in more detail how management intends to monitor the credit quality of Sears Holdings and its subsidiaries.

Results of Operations, page 66

17.   Please revise your filing to include amounts for your expected revenue and range of general and administrative expenses, property operating expenses and depreciation and amortization expense for the properties to be leased.

Liquidity and Capital Resources, page 67

Capital Expenditures, page 67

18.   You disclose that you anticipate incurring capital expenditures in connection with the properties and that capital expenditures are the responsibility of the tenant. Please revise your filing to clarify if you expect your capital expenditures to be reimbursed based on the terms of the lease, or if these capital expenditures are separate from the capital expenditures that are the tenant's responsibility.

Contractual Obligations and Commitments, page 67

19.   On page 71, you disclose that you will assume certain obligations related to Third-Party Leases. Please tell us how you determined it was not necessary to include any of these obligations in your pro forma contractual obligations table.

Application of Critical Accounting Policies and Estimates, page 67

Revenue Recognition, page 67

20.   You disclose that Sears Holdings has certain rights to terminate the master lease. You also disclose that you have the ability to recapture space. Please tell us and revise your filing to disclose how you considered the termination rights and recapture rights in your determination of the lease term. Within your response, please reference the authoritative accounting literature management relied upon.

The Master Lease, page 81

21.   Please clarify when the rent rates from the Acquired Properties are expected to be determined.

Certain Relationships and Related Transactions, page 98

22.   Please revise to provide a brief discussion of the material terms of the agreements discussed in this section, such as the Purchase and Sale Agreement, the Subscription and Distribution Agreement and the Services Agreement.

PropCo's Recapture Rights

23.   Please disclose which properties are subject to each recapture right and how such properties were selected. Please also revise your disclosure to clarify if the "50 Acquired Properties during any lease year" limit applies to both recapture rights described in this section.

Principal Shareholders, page 105

24.   For each entity disclosed, please identify the natural person with voting and dispositive power or advise.

Conditions, Withdrawal and Cancellation, page 127

25.   We note your statement on page 128 that if the subscription rights offering is cancelled, Sears Holdings will issue a press release notifying shareholders of the cancellation. Please revise to clarify in what time frame Sears Holdings intends to issue a press release announcing a cancellation.

Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties, page F-3

26.   On page 71, you disclose that you will assume certain obligations related to Third-Party Leases. Please tell us if any of these obligations are a liability of Sears Holdings that you will assume, and tell us how you made that determination.

Notes to Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties, page F-4

Note 4 – Below-Market Ground Leases, page F-6

27.   Please tell us how you determined it was not necessary to provide a schedule detailing the future minimum rental payments for your ground leases, in the aggregate and for each of the five succeeding fiscal years. Please refer to paragraph 2 of ASC 840-20-50.

Seritage Growth Properties Balance Sheet, page F-8

Notes to Balance Sheet, page F-9

Note 2 – Summary of Significant Accounting Policies, page F-9

Basis of Presentation, page F-9

28.   Please revise your filing to disclose the total amount of offering costs and organization cost incurred to date and the estimate of the total costs you expect to reimburse.

Part II – Information Not Required In Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

29.   Please confirm that you intend to disclose the private placement involving 10% stockholders that you discuss throughout your prospectus in this section prior to effectiveness.

Exhibits

30.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

31.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be submitted as EDGAR correspondence.

        You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Assistant Director

cc: Sebastian L Fain